UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 000-56146

Ehave, Inc.
(Translation of Registrant’s Name Into English)

100 SE 2nd St. Suite 2000

Miami, FL 33131

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 29, 2024, Ehave Inc. (the “Company”) entered into an Exchange Agreement with Mycotopia Inc., its majority owned subsidiary, whereby Ehave exchanged 9,793,754 shares of Mycotopia common stock for 1 share of the newly designated Series A Super Voting Stock of Mycotopia (“Series A Preferred”).

The holder of the Series A Preferred is entitled to cast that number of votes on all matters presented for stockholder vote to the stockholders of the Corporation that when taking into account the votes entitled to be cast by the Series A Preferred stockholder is equal to seventy-five percent (75%) of the total shares authorized to vote on such matter(s) and such holder shall vote along with holders of the Corporation’s Common Stock on such matters. The number of votes that the holder of the Series A Preferred shares shall be entitled to cast on a matter at any time shall be determined pursuant to the following formula:

X = 3 x Y where

X is the total number of votes that the holder of the Series A Preferred share is entitled to cast on any matter presented to stockholders of the Corporation, and

Y is the total number of authorized shares of the Corporation outstanding and authorized to vote on the matter.

Additionally, the Series A Preferred Stock is convertible into 9,793,754 shares of Company common stock at the option of the holder.

The description of the designation of the Series A Preferred stock and the Exchange Agreement contained herein are each qualified in their entirety by reference to the designation for the Series A Preferred and the Exchange Agreement attached hereto as exhibits.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Exchange Agreement with Ehave Inc.
99.1	Mycotopia Designation of Series A Super Voting Preferred Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

August 20, 2024	By:	/s/ Ben Kaplan
Ben Kaplan
CEO